File Number: 82-4991

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

082-03023

[redacted]

08003218

June 11, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

Material change report with press release attached dated June 6, 2008

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

SEC Mail
Mail Processing
Section
JUN 12 2008
Washington, DC
106

6/16

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Golden Hope Mines Limited
4 King St. W., Suite 1320
Toronto, Ontario
M5H 1B6

Item 2 - Date of Material Change:

June 6, 2008

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over Marketwire on June 6, 2008.

Item 4 – Summary of Material Change:

Golden Hope Mines Limited (the "Company") announced a non-brokered private placement offering consisting of up to 8,823,529 units of the Company (the "Units") at a price of $0.17 per Unit and of up to 7,500,000 flow-through common shares of the Company (the "Flow-Through Shares") at a price of $0.20 per Flow-Through Share (the "Offering"). Each Unit will consist of one common share of the Company (a "Common Share") and one-half of one transferable Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.24 per Common Share. The Warrants will be exercisable for 18 months following the closing of the Offering.

Item 5 – Full Description of Material Change:

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Louis Hoël, President
Tel: 416-365-3509

Item 9 – Date of Report:

June 11, 2008

Schedule "A"

GOLDEN HOPE MINES LIMITED **NEWS**

GOLDEN HOPE ANNOUNCES $3 MILLION PRIVATE PLACEMENT OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 6, 2008 – Golden Hope Mines Limited ("Golden Hope" or the "Company") (TSX-V: GNH and PK: GOLHF) is pleased to announce a non-brokered private placement offering consisting of up to 8,823,529 units of the Company (the "Units") at a price of $0.17 per Unit and of up to 7,500,000 flow-through common shares of the Company (the "Flow-Through Shares") at a price of $0.20 per Flow-Through Share (the "Offering"). Each Unit will consist of one common share of the Company (a "Common Share") and one-half of one transferable Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.24 per Common Share. The Warrants will be exercisable for 18 months following the closing of the Offering (the "Closing Date").

Golden Hope will use the proceeds from the Offering to advance the exploration on its Bellechasse project in Quebec as well as for property acquisition and general working capital purposes.

The Company will pay certain registered brokers (the "Brokers") a commission fee equal to 6.5% of the gross proceeds of the Offering. In addition, on the Closing Date, the Company will issue warrants (the "Broker Warrants") to the Brokers entitling the Brokers to collectively purchase Common Shares in an amount up to 6.5% of the aggregate number of Units and Flow-Through Shares issued pursuant to the Offering. Each Broker Warrant will entitle the holder to buy one Common Share at $0.24 per Common Share. The Broker Warrants will be exercisable, in whole or in part, for a period of 18 months following the Closing Date.

The Closing Date is expected to occur on or about June 13, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX-V. The Company may complete the Offering through one or more closings.

About Golden Hope: Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in

Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoël
President
Golden Hope Mines Limited
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END